EXHIBIT 99.1

Qumu Reports Fourth Quarter and Full Year 2021 Financial Results
Continued Execution of Cloud Growth Strategy Drives 35% Increase in SaaS Revenue and 16% Increase in SaaS Annual Recurring Revenue (ARR)

MINNEAPOLIS – March 17, 2022 – Qumu Corporation (Nasdaq: QUMU), a leading provider of cloud-based enterprise video technology, today reported financial results for the fourth quarter and full year ended December 31, 2021.
Q4 2021 and Recent Operational Highlights
~~•~~Recognized by Aragon Research in the “Leader” category of the 2022 Aragon Research Globe for Enterprise Video.
•Partnered with Kollective, a provider of enterprise content delivery networking, and introduced the new Qumu Partner Program to meet growing enterprise video needs of global organizations.
•Unveiled the latest capabilities for the Qumu Video Engagement Platform that provides system administrators with improved monitoring and management capabilities.
•Named a finalist in the 2021-2022 Cloud Awards, the international cloud computing awards program.
•Strengthened the leadership team with the appointment of Tom Krueger as the company’s new CFO to drive success of Qumu’s continued SaaS transformation.
•Partnered with GovSmart to bring Qumu’s Video Engagement Platform to government agencies as they work to modernize IT systems and communicate via video with their wide networks.
Q4 2021 and Full Year 2021 Financial Highlights
•Software-as-a-Service (SaaS) ARR growth from 2019 to 2021 resulted in a 40% compound annual growth rate (CAGR).
•SaaS revenue increased 35% to $10.2 million in 2021, compared to $7.6 million in 2020.
•SaaS Annual Recurring Revenue (SaaS ARR) grew to $12.8 million, up 16% year-over-year.
•Q4 2021 operating expenses decreased 4% compared to Q3 2021.
•$20.6 million of cash and cash equivalents at quarter end.
Q4 2021 Key Performance Indicators
•SaaS revenue accounted for 56% of recurring revenue, exceeding the company’s guidance of 50% for 2021.
•SaaS ARR increased 16% to $12.8 million in Q4 2021 from $11.1 million in Q4 2020.
•SaaS customer retention metrics:
◦Gross Retention Rate (GRR): 91% at end of Q4 2021 compared to 80% at end of Q4 2020.
◦Net Retention Rate (NRR): 114% at end of Q4 2021 compared to 141% at end of Q4 2020.
Management Commentary
“Our results for the fourth quarter and full year demonstrate the continued execution of our strategic roadmap, which emphasizes growing our cloud business and scaling our SaaS revenue base,” said Qumu President and CEO TJ Kennedy. “Highlighting this success is the 35% SaaS revenue growth we delivered in 2021, bringing our total SaaS revenue to a record $10.2 million at year end. Additionally, SaaS revenue accounted for 56% of our recurring revenue and 48% of our total revenue in Q4 2021, with the percent of total recurring revenue metric exceeding our guidance for the year-end and giving us encouraging momentum as we begin 2022. SaaS annual recurring revenue also grew by 16% in 2021, bringing the growth rate for SaaS ARR over the last two years to 40%, which we expect to serve as a strong benchmark going forward.”

Qumu CFO Tom Krueger commented: “As expected, our overall topline was down for the year, which was a direct result of certain legacy, on-prem contracts sunsetting as we focus our attention on higher margin, recurring revenue deals. Our partner-led sales motions and customer success efforts are gaining momentum and driving new customers, deeper relationships, and cloud conversions. In 2021, we completed five on-prem to SaaS conversions and expect to complete a similar number this year. Partner generated revenue grew 25% compared to 2020 and accounted for more than 30% of our total revenue in 2021. Looking at our costs, the optimization measures we implemented in the second half of 2021 have made us a more nimble and efficient organization, reflected by strong margins and reduced operating expenses, which we expect to further reduce in 2022.”
Kennedy continued: “2021 was a transformative year for our organization, and I am incredibly proud of what the team accomplished. We scaled our cloud offerings, expanded our partner network, converted key on-prem customers, and delivered robust SaaS revenue growth, all of which allowed us to enter 2022 with solid momentum.
“Looking ahead, the progress we’re making with partners and strategic alliances is gaining traction, which we believe will translate to even more results starting in the second quarter of this year. As we continue to transform our business, we are focused on delivering robust SaaS revenue growth, which will be driven by new customer and expansion bookings sourced through the channel in 2022. Based on our success driving SaaS revenue and ARR in 2021, we are increasing our goals for 2022. We now expect our SaaS recurring revenue as a percentage of our recurring revenue to be at least 65% by the end of 2022 and 75% by the end of 2023. Longer term, we are confident that Qumu will emerge as a subscription-driven growth company operating at scale, benefiting from high-margin recurring revenues, sustainable and growing cash flow and Adjusted EBITDA and net income profitability.”
Fourth Quarter 2021 Financial Results
Revenue for Q4 2021 was $5.9 million, compared to $6.4 million in Q3 2021 and $6.9 million in Q4 2020. The year-over-year decrease was expected and due to the company’s strategic shift away from perpetual license sales, where revenue is recognized upon delivery, and toward SaaS sales, which results in ratable recognition of revenue through subscription terms.
Service revenue for Q4 2021 was $5.8 million, compared to $5.7 million in Q3 2021 and $6.1 million in Q4 2020. The year-over-year decrease resulted from customer contracts sunsetting, impacting maintenance revenue associated with the company’s on-premise solution.
Gross margin in Q4 2021 was 75%, compared to gross margin of 76% for both Q3 2021 and Q4 2020. The gross margin percentage was impacted by lower overall revenue relative to the comparative periods.
Net loss in Q4 2021 totaled $(3.8) million, or $(0.21) loss per basic and diluted share. This compares to net loss of $(3.7) million, or $(0.21) loss per basic and diluted share, for Q3 2021 and net loss of $(4.0) million, or $(0.29) loss per basic and diluted share, in Q4 2020.
Adjusted EBITDA loss, a non-GAAP measure, in Q4 2021 was $(3.1) million, compared to $(3.5) million in Q3 2021 and $(1.1) million in Q4 2020.
As of December 31, 2021, the company had cash and cash equivalents of $20.6 million and borrowings of $5.0 million on the company’s revolving credit facility.
Full Year 2021 Financial Results
Revenue for full year 2021 was $24.0 million, compared to $29.1 million in full year 2020. The decrease was expected and due to a large on-premise deal recognized in 2020 as well as the company’s strategic shift away from perpetual license sales, which revenue is recognized upon delivery, and toward SaaS sales, which results in ratable recognition of revenue through subscription terms.

Service revenue for full year 2021 was $22.8 million, compared to $21.5 million in 2020. The year-over-year increase resulted from shifting customers to the cloud and growing SaaS ARR and SaaS revenue.
Gross margin in 2021 was 74%, an improvement from gross margin of 71% for 2020.
Net loss in 2021 totaled $(16.4) million, or $(0.93) loss per basic and $(1.01) loss per diluted share. This compares to net loss of $(9.2) million, or $(0.68) loss per basic and $(0.70) loss per diluted share in 2020.
Adjusted EBITDA loss, a non-GAAP measure, in 2021 was $(15.2) million, compared to $(2.3) million in 2020.
Business Outlook
Qumu provides guidance based on current market conditions and expectations. The company emphasizes that its guidance is subject to various important cautionary factors referenced in the section entitled "Forward-Looking Statements" below, including risks and uncertainties associated with the company’s strategic plan, transition to SaaS recurring revenue through channel partners, and the COVID-19 pandemic, such as trends in distributed remote and hybrid work impacting enterprise technology adoption and procurement.
To give insight into the progress of Qumu’s SaaS business transformation, the company provides a business outlook based on the percentage of recurring revenue comprised of SaaS revenue. Qumu management now expects that SaaS recurring revenue will comprise approximately 65% of its overall recurring revenue mix by the end of 2022, with targeted growth to approximately 75% of recurring revenue mix by the end of 2023.
Conference Call
Qumu executive management will host a conference call today (March 17, 2022) at 4:30 p.m. Eastern time.
U.S. Dial-In Number: +1.833.644.0679
International Dial-In Number: +1.918.922.6755
Investors can also access a webcast of the live conference call by linking through the investor relations section of the Qumu website at https://ir.qumu.com. The webcast will be archived on Qumu’s website for one year.
Non-GAAP Information
To supplement the company's condensed consolidated financial statements presented on a GAAP basis, the company uses Adjusted EBITDA, a non-GAAP measure, which excludes certain items from net loss, a GAAP measure. Adjusted EBITDA excludes items related to interest income and expense, the impact of income-based taxes, depreciation and amortization, stock-based compensation, change in fair value of derivative and warrant liabilities, foreign currency gains and losses, other non-operating income and expenses, and transaction-related expenses.
The company uses both GAAP and non-GAAP measures when planning, monitoring, and evaluating the company’s performance. The company believes that Adjusted EBITDA is useful to investors because it provides supplemental information that allows investors to review the company's results of operations from the same perspective as management and the company's board of directors. Non-GAAP results are presented for supplemental informational purposes only for understanding our operating results. The non-GAAP results should not be considered a substitute for financial information presented in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies.
See the attached Supplemental Financial Information for a reconciliation of net loss, a GAAP measure, to Adjusted EBITDA, a non-GAAP measure, for the three months and year ended December 31, 2021 and 2020.

About Qumu
Qumu (Nasdaq: QUMU) is a leading provider of best-in-class tools to create, manage, secure, distribute and measure the success of live and on-demand video for the enterprise. The Qumu Cloud platform enables global organizations to drive human engagement, increase access to and insights from video use, and modernize the workplace by providing a more efficient and effective way to share knowledge.
Forward-Looking Statements
This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” or “estimate” or comparable terminology are intended to identify forward-looking statements. Forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements.
Such forward-looking statements include, for example, statements about: the expected use and adoption of video in the enterprise, the impact of COVID-19 on the use and adoption of video in the enterprise, the company’s future revenue and operating performance, cash balances, future product mix or the timing of recognition of revenue, the demand for the company’s products or software, or the success of go-to-market strategies or the other initiatives in the company’s strategic plan. The risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements include the risk factors described in the company’s Annual Report on Form 10-K for the year ended December 31, 2020, and other factors set forth in the company’s filings with the Securities and Exchange Commission.
The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Qumu assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, except as required by law.
Company Contact:
Tom Krueger
Chief Financial Officer
Qumu Corporation
Tom.Krueger@qumu.com
+1.612.638.9100

Investor Contact:
Matt Glover or Tom Colton
Gateway Investor Relations
QUMU@gatewayir.com
+1.949.574.3860

QUMU CORPORATION
Condensed Consolidated Statements of Operations
(unaudited - in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Revenues:
Software licenses and appliances	$95	$811	$1,186	$7,547
Service	5,815	6,070	22,836	21,525
Total revenues	5,910	6,881	24,022	29,072
Cost of revenues:
Software licenses and appliances	32	184	222	2,528
Service	1,476	1,488	5,946	5,825
Total cost of revenues	1,508	1,672	6,168	8,353
Gross profit	4,402	5,209	17,854	20,719
Operating expenses:
Research and development	1,907	2,279	8,426	8,252
Sales and marketing	4,339	2,612	18,478	9,055
General and administrative	2,046	3,004	8,596	10,059
Amortization of purchased intangibles	161	165	649	657
Total operating expenses	8,453	8,060	36,149	28,023
Operating loss	(4,051)	(2,851)	(18,295)	(7,304)
Other income (expense):
Interest expense, net	(19)	(35)	(100)	(73)
Decrease (increase) in fair value of derivative liability	—	(1)	37	103
Decrease (increase) in fair value of warrant liability	80	(1,096)	1,549	(1,826)
Gain on sale of BriefCam	—	—	50	—
Other, net	25	(154)	2	(406)
Total other income (expense), net	86	(1,286)	1,538	(2,202)
Loss before income taxes	(3,965)	(4,137)	(16,757)	(9,506)
Income tax benefit	(116)	(159)	(392)	(306)
Net loss	$(3,849)	$(3,978)	$(16,365)	$(9,200)

Net loss per share – basic:
Net loss per share – basic	$(0.21)	$(0.29)	$(0.93)	$(0.68)
Weighted average shares outstanding – basic	17,978	13,781	17,514	13,612
Net loss per share – diluted:
Loss attributable to common shareholders	$(3,849)	$(3,978)	$(17,913)	$(9,494)
Net loss per share – diluted	$(0.21)	$(0.29)	$(1.01)	$(0.70)
Weighted average shares outstanding – diluted	17,978	13,781	17,650	13,627

QUMU CORPORATION
Condensed Consolidated Balance Sheets
(unaudited - in thousands)

	December 31,	December 31,
Assets	2021	2020
Current assets:
Cash and cash equivalents	$20,563	$11,878
Receivables, net	3,709	5,612
Contract assets	446	467
Income taxes receivable	556	479
Prepaid expenses and other current assets	2,184	2,302
Total current assets	27,458	20,738
Property and equipment, net	337	249
Right of use assets – operating leases	146	332
Intangible assets, net	1,388	2,143
Goodwill	7,388	7,455
Deferred income taxes, non-current	17	19
Other assets, non-current	362	490
Total assets	$37,096	$31,426
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and other accrued liabilities	$2,742	$2,705
Accrued compensation	1,725	2,145
Deferred revenue	10,862	12,918
Operating lease liabilities	597	735
Financing obligations	5,502	406
Note payable	—	1,800
Derivative liability	—	37
Warrant liability	801	2,910
Total current liabilities	22,229	23,656
Long-term liabilities:
Deferred revenue, non-current	1,507	3,488
Income taxes payable, non-current	630	608
Operating lease liabilities, non-current	21	554
Financing obligations, non-current	113	75
Other liabilities, non-current	—	160
Total long-term liabilities	2,271	4,885
Total liabilities	24,500	28,541
Stockholders’ equity:
Common stock	178	138
Additional paid-in capital	105,655	79,489
Accumulated deficit	(90,693)	(74,328)
Accumulated other comprehensive loss	(2,544)	(2,414)
Total stockholders’ equity	12,596	2,885
Total liabilities and stockholders’ equity	$37,096	$31,426

QUMU CORPORATION
Condensed Consolidated Statements of Cash Flows
(unaudited - in thousands)

	Year Ended December 31,
	2021	2020
Operating activities:
Net loss	$(16,365)	$(9,200)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	983	1,518
Loss on disposal of property and equipment	5	—
Stock-based compensation	2,067	1,178
Accretion of debt discount and issuance costs	40	85
Gain on sale of BriefCam, Ltd.	(50)	—
Decrease in fair value of derivative liability	(37)	(103)
Increase (decrease) in fair value of warrant liability	(1,549)	1,826
Deferred income taxes	2	2
Changes in operating assets and liabilities:
Receivables	1,911	(938)
Contract assets	21	645
Income taxes receivable / payable	(50)	(102)
Prepaid expenses and other assets	752	157
Accounts payable and other accrued liabilities	(530)	682
Accrued compensation	(419)	972
Deferred revenue	(4,029)	4,688
Other non-current liabilities	(160)	160
Net cash provided by (used in) operating activities	(17,408)	1,570
Investing activities:
Proceeds from sale of BriefCam, Ltd.	50	—
Purchases of property and equipment	(239)	(128)
Net cash used in investing activities	(189)	(128)
Financing activities:
Proceeds from line of credit	6,840	—
Payment on line of credit	(1,840)	—
Principal payments on term loan	(1,833)	—
Principal payments on financing obligations	(445)	(372)
Payment of debt issuance costs	(25)	—
Net proceeds from common stock issuance	23,085	—
Proceeds from issuance of common stock under employee stock plans	545	440
Common stock repurchases to settle employee withholding liability	(51)	(188)
Net cash provided by (used in) financing activities	26,276	(120)
Effect of exchange rate changes on cash	6	(83)
Net increase in cash and cash equivalents	8,685	1,239
Cash and cash equivalents, beginning of period	11,878	10,639
Cash and cash equivalents, end of period	$20,563	$11,878

QUMU CORPORATION
Supplemental Financial Information
(unaudited - in thousands)

A summary of revenue is as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Software licenses and appliances	$95	$811	$1,186	$7,547
Service
Subscription, maintenance and support	5,036	5,175	20,074	18,770
Professional services and other	779	895	2,762	2,755
Total service	5,815	6,070	22,836	21,525
Total revenue	$5,910	$6,881	$24,022	$29,072

A reconciliation from GAAP results to Adjusted EBITDA is as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Net loss	$(3,849)	$(3,978)	$(16,365)	$(9,200)
Interest expense, net	19	35	100	73
Income tax benefit	(116)	(159)	(392)	(306)
Depreciation and amortization expense:
Depreciation and amortization in operating expenses	58	344	228	575
Total depreciation and amortization expense	58	344	228	575
Amortization of intangibles included in cost of revenues	26	74	106	286
Amortization of intangibles included in operating expenses	161	165	649	657
Total amortization of intangibles expense	187	239	755	943
Total depreciation and amortization expense	245	583	983	1,518
EBITDA	(3,701)	(3,519)	(15,674)	(7,915)
Gain on sale of BriefCam, Ltd.	—	—	(50)	—
Increase (decrease) in fair value of derivative liability	—	1	(37)	(103)
Increase (decrease) in fair value of warrant liability	(80)	1,096	(1,549)	1,826
Other expense (income), net	(25)	154	(2)	406
Stock-based compensation expense:
Stock-based compensation included in cost of revenues	27	14	71	36
Stock-based compensation included in operating expenses	637	544	1,996	1,142
Total stock-based compensation expense	664	558	2,067	1,178
Non-cash office lease surrender costs	—	637	—	637
Transaction-related expenses	—	—	—	1,623
Adjusted EBITDA	$(3,142)	$(1,073)	$(15,245)	$(2,348)